ATRIUM
INNOVATIONS

SEC
Mail Processing
Section

FEB 26 2008

Washington, DC
101

08001239

February 20, 2008

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Re: Rule 12g3-2(b) Submission for Atrium Innovations Inc.
SEC File number: 082-35044

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following document that Atrium Innovations Inc. is furnishing to the Securities and Exchange Commission (the "SEC") pursuant to Rule 12g3-2(b) of the *Securities Exchange Act* of 1934:

- **Press release (Feb. 18, 2008): "Atrium Acquires Multicare B.V., a Netherland-Based Company"**

Yours truly,

PROCESSED
MAR 17 2008
THOMSON
FINANCIAL

Manon Deslauriers
Corporate Secretary

Encl.

3/13

HEALTH AND NUTRITION
Division

ACTIVE INGREDIENTS
AND SPECIALTY CHEMICALS
Division

1405, boul. du Parc-Technologique
Québec (Québec) CANADA G1P 4P5
Tel.: (418) 652-1116
Fax: (418) 652-0151
atrium@atrium-innov.com
www.atrium-innov.com

ATRIUM
INNOVATIONS

PRESS RELEASE

FOR IMMEDIATE RELEASE

ATRIUM ACQUIRES MULTICARE B.V., A NETHERLANDS-BASED COMPANY

This latest acquisition opens new commercial opportunities for Atrium in the large European market

Quebec City, Canada, February 18, 2008 - Atrium Innovations Inc. (TSX: ATB) is pleased to announce the acquisition of Multicare B.V. ("Multicare" or the "Company") which has its headquarters in Almere, located near Amsterdam, in the Netherlands.

Multicare, through its subsidiary MCO Health B.V. ("MCO Health"), manufactures and markets a complete range of nutritional supplements under different brands among which Orthica is by far the most important. The Company which has annual sales of about US$22 million (15 million euros), sells its products primarily in the Netherlands and they are mainly marketed to healthcare practitioners and are also distributed through drugstores.

Atrium will acquire Multicare for a total of US$24.8 million (17 million euros). Of this total, US$23.4 million (16 million euros) will be paid in cash and the remainder will be paid by the issuance of 81,128 newly issued Atrium common shares to Multicare's President and CEO. Moreover, Multicare has a bank debt of US$6.4 million US (4 million euros).

"We are very happy with this acquisition, which is perfectly in line with our strategic development objectives, in addition to respecting our financial criteria. MCO Health markets high quality products and enjoys an excellent reputation with its customers. This Company, which has posted strong financial results and is backed by a seasoned executive team, has a business model that can be naturally integrated into Atrium's own model. With MCO Health, Atrium now has a new European platform that complements last July's acquisition of Mucos Emulsions GmbH," said Mr. Pierre Fitzgibbon, Atrium's President and Chief Executive Officer. "We are also very pleased to be able to count on the support of Mr. Mathew Sänger, President and Chief Executive Officer of Multicare, who will continue in this position following the transaction.

About Multicare

Multicare, through its subsidiary MCO Health, develops, markets and distributes over 300 high-quality science based food supplement products mainly recommended by health

care practitioners. Since its establishment in 1994, Multicare and its subsidiary MCO Health have become one of the leading players within the Dutch food supplement sector and generates over 95% of its sales within The Netherlands. Multicare employs a highly dedicated and exceptionally trained team of 66 employees focused on providing customers with the utmost level of value and service. The state of the art facility situated in the city of Almere has been recognized by the industry for pursuing the highest level of quality production based on ISO 9001 standards and has received top certifications such as the HACCP (Hazard Analysis Critical Control Points) certificate as well as the BRC (British Retail Consortium) certificate for the complete product development, purchasing and production process.

About Atrium

Atrium Innovations Inc. is a recognized leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. The Company focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 50 countries, primarily in North America, Europe and Asia. Atrium has over 600 employees and operates four manufacturing facilities. Additional information about Atrium is available on its Web site at www.atrium-innov.com.

Cautionary Note and Forward-Looking Statements

This press release contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable, but cautions the reader that these assumptions regarding future events, many of which are beyond its control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company. For additional information with respect to these and other factors, see the Company's quarterly and annual filings with the Canadian securities commissions. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Investor Relations:
John Dempsey
Vice-President, Finance, and Chief Financial Officer
Tel.: (418) 652-1116, ext. 287
jdempsey@atrium-innov.com

Media Relations:
Frédéric Tremblay
HKDP
(514) 395-0375, ext. 234
ftremblay@hkdp.qc.ca

END